PRIVATE & CONFIDENTIAL

July 15, 2013

Eric L. Kelly
307 Pheasant Run Drive
Danville, CA
94506

Dear Sir:

Re:        Board Nomination Right

The purpose of this letter agreement (this “Agreement”) is to set forth the terms and conditions upon which Eric L. Kelly (“Kelly”) shall be entitled to nominate a director of Sphere 3D Corporation (the “Corporation”).

1.	The Corporation agreed on the date hereof that the board of directors will be expanded to not more than six (6) members and Kelly will be named a director of the Corporation.

2.

The Corporation agrees that, so long as Kelly, and persons affiliated with Kelly (excluding, for greater certainty, Overland Storage, Inc.) collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), Kelly shall be entitled to nominate one director of the Corporation (the “Kelly Nominee”). For greater certainty, Eric L. Kelly shall initially serve as the Kelly Nominee and shall continue to serve in such capacity, unless he is unable to do so.

3.	The parties acknowledge and agree that the Kelly Nominee must be eligible to serve as a director of the Corporation pursuant to applicable laws and is not in breach of the terms of this Agreement.

4.

The parties acknowledge and agree that the Kelly Nominee shall immediately resign as a director of the Corporation (and a replacement Kelly Nominee may be appointed by Kelly) in the event that one of the following events occur relating to the Corporation with respect to the Kelly Nominee:

(A)	fraudulent misrepresentation as to qualifications;

(B)	willful misconduct;

(C)	material breach of fiduciary or statutory duty;

(D)	fraud or material dishonesty;

(E)	material theft;

(F)	any action constituting misconduct, dishonesty, or neglect in the performance of his duties and responsibilities as a director;

(G)	willful breach or habitual neglect of significant and material duties as a director;

(H)	conviction of a criminal offence punishable by indictment; or

(I)

conviction of a criminal offence punishable by summary conviction or any other conduct where such conviction or conduct brings into question the Kelly Nominee’s ability to perform his duties under this Agreement honestly and effectively or where such conviction or conduct could adversely affect the reputation and goodwill of the Corporation.

5.

If as of the date (the “Determination Date”) of any management information circular (or similar document) distributed by the Corporation in connection with any meeting of the shareholders of the Corporation (a “Shareholders’ Meeting”) at which directors are to be elected, so long as Kelly and persons affiliated with Kelly collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation, the Corporation shall include the Kelly Nominee in the slate of directors proposed by the Corporation’s management for election at the Shareholders’ Meeting. The Corporation shall give Kelly not less than fifteen (15) business days’ written notice of each Determination Date. The identity of the Kelly Nominee shall be communicated by Kelly in writing to the Corporation at least five (5) business days before the Determination Date, failing which the Kelly Nominee shall be the same Kelly Nominee as was serving on the board of directors of the Corporation on the Determination Date.

General

6.

Each of the parties shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that the other party may reasonably require for the purposes of giving effect to this Agreement.

7.

This Agreement shall enure to the benefit of, and be binding on, the parties and their respective heirs, legal representatives, successors and permitted assigns, as the case may be. No party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its or his respective rights or obligations under this Agreement without the prior written consent of the other parties.

8.	No amendment of this Agreement will be effective unless made in writing and signed by each of the parties.

9.

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

10.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract.

11.

This Agreement may be executed by the parties in separate counterparts (by original, facsimile signature or other means of electronic transmission) each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together be construed as one and the same instrument. The signature of either of the parties hereto may be evidenced by a facsimile, scanned email or internet transmission copy of this Agreement bearing such signature.

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If you find the foregoing acceptable, please execute the enclosed copy of this letter and return a copy of it to the undersigned.

Yours very truly,

SPHERE 3D CORPORATION

Per: “T. Scott Worthington”
Name: T. Scott Worthington
Title: Chief Financial Officer/Secretary

The undersigned hereby acknowledges and agrees to be bound by the foregoing this 15th day of July, 2013.

“Eric L. Kelly”
ERIC L. KELLY